July 6, 2006

Mail Stop 4561

Mr. Mark E. Yale
Chief Financial Officer
Glimcher Realty Trust
150 East Gay Street
Columbus, Ohio 43215

Re: Glimcher Realty Trust
        Form 10-K for the year ended December 31, 2005
        Filed February 24, 2006
        File No. 1-12482

Dear Mr. Yale:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant